VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of the 26th day of February, 2023.

BETWEEN:

(the "Securityholder")

- and -

INTEGRA RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia

(the "Purchaser")

WHEREAS the Securityholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the "Shares") in the capital of Millennial Precious Metals Corp. (the "Company"), a corporation existing under the laws of the Province of British Columbia, set forth on the Securityholder's signature page attached to this Agreement.

AND WHEREAS the Securityholder is also the holder of that number of options of the Company ("Options"), restricted share units of the Company ("RSUs") and/or common share purchase warrants of the Company ("Warrants" and together with the Options and RSUs, "Convertible Securities") set forth on the Securityholder's signature page attached to this Agreement.

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement (the "Arrangement Agreement") concurrently with the entering into of this Agreement and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the "Arrangement").

AND WHEREAS the Securityholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

All capitalized terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

"Subject Options" means that number of Options set forth on the Securityholder's signature page attached to this Agreement, being all of the Options owned legally and/or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

"Subject RSUs" means that number of RSUs set forth on the Securityholder's signature page attached to this Agreement, being all of the RSUs owned legally and/or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

"Subject Securities" means, collectively, the Subject Shares, the Subject Options, the Subject RSUs and the Subject Warrants;

"Subject Shares" means that number of Shares set forth on the Securityholder's signature page attached to this Agreement, being all of the Shares owned legally and/or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, in each case as of the date hereof, and which shall further include any Shares issued upon the exercise or vesting, as applicable, of Convertible Securities and any Shares otherwise acquired by or issued to the Securityholder after the date hereof; and

"Subject Warrants" means that number of Warrants set forth on the Securityholder's signature page attached to this Agreement, being all of the Warrants owned legally and/or beneficially by the Securityholder or over which the Securityholder exercises control or direction.

ARTICLE 2
COVENANTS

Section 2.1 General Covenants of the Securityholder

The Securityholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a) at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including written consent in lieu of a meeting) with respect to the Arrangement is sought, the Securityholder shall cause his, her or its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his, her or its Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b) at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Company is sought (including by written consent in lieu of a meeting), the Securityholder shall cause his, her or its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his, her or its Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal or a proposed action in furtherance of an Acquisition Proposal and/or any matter that could reasonably be expected to materially delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement;

(c) the Securityholder agrees not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of his, her or its Subject Securities to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of his, her or its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his, her or its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity or knowingly commit any act that would reasonably be expected to limit, restrict or affect the Securityholder's legal power, authority, or right to vote any of his, her or its Subject Securities or otherwise prevent or prohibit the Securityholder from performing any of his, her or its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes by the Securityholder are excluded to the extent required pursuant to applicable securities or corporate law or any order of the Court in connection with the Arrangement), or (iv) requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Securityholder from (x) exercising or converting his, her or its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) transferring his, her or its Subject Securities to one or more corporations, family trusts, RRSP accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Securityholder, provided that (1) any such transfer will not relieve the Securityholder of or from his, her or its obligations under this Agreement, (2) prompt written notice of such transfer is provided to the Purchaser; and (3) the transferee continues to be an entity or corporation directly or indirectly owned or controlled by the Securityholder at all times and such transferee agrees to be bound by the terms of this Agreement;

(d) subject to Section 5.1, the Securityholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to reduce the success of, or delay or interfere with, the completion of the transactions contemplated by the Arrangement Agreement;

(e) the Securityholder shall, as a holder of Subject Securities, cooperate with the Company and the Purchaser to successfully complete the Arrangement;

(f) the Securityholder shall promptly notify the Purchaser upon any of the Securityholder's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(g) the Securityholder shall not exercise any rights of appraisal or rights of dissent with respect to the Arrangement or the other transactions contemplated by the Arrangement Agreement that the Securityholder may have and shall not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation with respect thereto to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement;

(h) without limiting the generality of Section 5.2, no later than ten (10) Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are registered in the name of the Securityholder, the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, the Securityholder shall deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds his, her or its beneficial interest in the Securityholder's Subject Securities, with a copy to the Purchaser concurrently, instructing that the Securityholder's Subject Securities (which have a right to vote at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser unless this Agreement is terminated in accordance with Article 4 prior to the exercise of such proxy; and

(i) subject to Section 5.1, the Securityholder agrees not to, directly or indirectly, whether through any affiliate or any officer, director, employee, securityholder, representative (including any financial, legal or other advisor) or agent of it or any of its affiliates:

(i) make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to the Company's facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal for the Company or that could reasonably be expected to lead to an Acquisition Proposal for the Company;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal for the Company or potential Acquisition Proposal for the Company; or

(iii) make any public announcement or take any other action inconsistent with the recommendation of the Company Board to approve the Arrangement;

and agrees to cease and cause its affiliates or any officer, director, employee, securityholder, representative (including any financial, legal or other advisor) or agent of it or any of its affiliates to cease, and terminate, any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal.

Section 2.2 Covenants of the Purchaser

The Purchaser hereby agrees to comply with its obligations under the Arrangement Agreement. The Purchaser hereby agrees and confirms to the Securityholder that it shall use its commercially reasonable efforts to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and cause the Consideration Shares to be made available to pay for the Subject Securities in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a) Incorporation; Capacity; Authorization. Where the Securityholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Securityholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his, her or its obligations hereunder.

(b) Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(c) Ownership of Shares and Other Securities. The Securityholder is the sole registered and/or beneficial owner of the Subject Securities. As of the date hereof, the Securityholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Company, other than as disclosed on the Securityholder's signature page attached to this Agreement. The Securityholder is and, subject to Section 2.1(c), will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

(d) No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, if applicable, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii) require on the part of the Securityholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)) or permit, authorization, consent or approval of, any Governmental Authority or any other person; or

(iii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case other than as would not reasonably be expected to have a material adverse effect on the Securityholder's ability to perform his, her or its obligations hereunder.

(e) No Proceedings. To the knowledge of the Securityholder, there is (i) no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or threatened against the Securityholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Securityholder's ability to perform his, her or its obligations hereunder and (ii) no order, judgment or decree against the Securityholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Securityholder's ability to perform his, her or its obligations hereunder.

(f) No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g) Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities are subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h) Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or other person is required to be obtained by the Securityholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Securityholder as follows, and acknowledges that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) Incorporation; Capacity; Authorization. The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation, it validly subsists under the laws of the Province of British Columbia and has all requisite corporate power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c) No Breach. Neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated hereby nor the compliance by the Purchaser with any of the provisions hereof will:

(i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Purchaser, if applicable, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound;

(ii) require on the part of the Purchaser any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Purchaser will undertake)) or permit, authorization, consent or approval of, any Governmental Authority or any other person; or

(iii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or any of its properties or assets, in each case other than as would not reasonably be expected to have a material adverse effect on the Purchaser's ability to perform its obligations hereunder.

(d) Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(e) Consents. Other than as set out in the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or other person is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement.

ARTICLE 4
TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a) at any time upon the mutual written agreement of the Purchaser and the Securityholder;

(b) by the Purchaser if: (i) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Securityholder shall not have complied with his, her or its covenants to the Purchaser contained in this Agreement in all material respects; or

(c) by the Securityholder if: (i) any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; (ii) the Purchaser shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; (iii) there is any decrease in the amount of the consideration payable for the outstanding Shares as set out in the Arrangement Agreement, (iv) there is a change in the form of the consideration payable for the outstanding Shares as set out in the Arrangement Agreement the effect of which is adverse to the shareholders of the Company, or (v) the Arrangement Agreement or any terms or conditions thereof are substantively varied in a manner that is materially adverse to the shareholders of the Company.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a) 5:00 p.m. (Vancouver time) on the date that the Arrangement Agreement is terminated in accordance with its terms; or

(b) the occurrence of the Effective Time.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination, and the Securityholder shall be entitled to withdraw any form of proxy, voting instruction for or power of attorney which the Securityholder may have given with respect to the Subject Securities or, if applicable, to withdraw any deposited Subject Securities to any take-over bid.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

The Purchaser agrees and acknowledges that the Securityholder is bound hereunder solely in his, her or its capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of the Company or any of the Company's subsidiaries. As such, nothing in this Agreement is intended to or shall be interpreted to limit or restrict the Securityholder or any person from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of the Company's subsidiaries, irrespective of whether any other provision of this Agreement explicitly references this Section 5.1.

Section 5.2 Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

Each of the Securityholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release or any management information circular relating to the Company Meeting and the filing of a copy thereof by the Company at www.sedar.com.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Securityholder shall not make any public announcement or statement with respect to this Agreement without the approval of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed. The Securityholder agrees to consult with the Purchaser prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence

Time shall be of the essence in this Agreement.

Section 5.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate of the Purchaser, without reducing its own obligations hereunder, without the consent of the Securityholder.

Section 5.10 No Third-Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties, and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a) the Purchaser, addressed as follows:

Integra Resources Corp.

400 Burrard Street

Suite 1050

Vancouver, BC

Canada V6C 3A6

Attention: George Salamis

E-mail: [contact information has been redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
885 West Georgia Street
Suite 2200
Vancouver, BC
Canada V6C 3E8

Attention: David Redford and Omar Soliman
Email: [contact information has been redacted]

(b) the Securityholder, addressed as set forth on the signature page to this Agreement,

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14 Independent Legal Advice

The Securityholder hereby acknowledges that the Securityholder has been afforded with the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Securityholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by e-mail transmission or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

INTEGRA RESOURCES CORP.

By:
Name: George Salamis
Title: President and Chief Executive Officer

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Print Name and Title)

Address:

Telephone:

Email:

(Number of Shares Held)

(Number of Options Held)

(Number of RSUs Held)

(Number of Warrants Held)